SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             _____________________


                                   FORM 11-K

                                 ANNUAL REPORT


                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                             _____________________


                              X   ANNUAL  REPORT PURSUANT TO  SECTION 15(d) OF
            THE SECURITIES
                EXCHANGE ACT OF 1934.

                For the fiscal year ended December 31, 1994

                                      OR

                                  TRANSITION REPORT PURSUANT TO  SECTION 15(d)
            OF THE
                SECURITIES EXCHANGE ACT OF 1934.

                For the transition period from _______ to ______


                         Commission file number 1-7981



                            Full title of the Plan:

              AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN



        Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                         AMERICAN GENERAL CORPORATION
                              2929 Allen Parkway
                             Houston, Texas  77019





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AMERICAN GENERAL AGENTS'
AND MANAGERS' THRIFT PLAN

DECEMBER 31, 1994





Audited Financial Statements

   Report of Independent Auditors ........................................   1
   Statements of Net Assets Available for Benefits .......................   2
   Statements of Changes in Net Assets Available for Benefits ............   3
   Notes to Financial Statements .........................................   4

Schedules

   Assets Held for Investment ............................................   8
   Reportable Transactions ...............................................   9

Signature Page ...........................................................  10

Appendix:  Consent of Independent Auditors ...............................  12

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                                       Report of Independent Auditors



Administrative Board
American General Agents' and Managers' Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the American General Agents' and Managers' Thrift Plan (the Plan) as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

As discussed in Note A to the financial statements, in 1994 the Plan changed its method of reporting benefit and forfeiture expense to reflect these amounts at market value rather than cost.

Our  audits  were performed  for  the purpose  of  forming an  opinion  on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1994 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                             ERNST & YOUNG LLP

Houston, Texas
May 19, 1995
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AMERICAN GENERAL AGENTS'
AND MANAGERS' THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31,


In thousands, except share amounts

                                                            1994         1993
Assets
  Investments
    American General Corporation common stock
      (1,784,370 shares in 1994 and 1,633,968
      shares in 1993) ...............................      $50,408     $46,772
    Short-term investments ..........................          308         379
      Total investments .............................       50,716      47,151
  Receivables .......................................            5           2
      Total assets ..................................       50,721      47,153

Liabilities
  Payables
    Purchase of securities ..........................           50          97
    Participating company from forfeitures ..........           34          16
    Other ...........................................            5           2
      Total liabilities .............................           89         115

Net assets available for benefits ...................      $50,632     $47,038




The accompanying notes are an integral part of these financial statements.
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AMERICAN GENERAL AGENTS'
AND MANAGERS' THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31,


In thousands, except share amounts

                                                           1994         1993
Additions to net assets
  Investment income
    Dividends ......................................     $ 1,970      $ 1,709
    Interest .......................................          10           10
    Net depreciation in fair value of common stock .        (586)        (341)
      Total investment income ......................       1,394        1,378
  Contributions
    Company's ......................................       1,100        1,169
    Participants' ..................................       5,346        5,410
    Forfeitures ....................................           -          141
      Total contributions ..........................       6,446        6,720

        Total additions ............................       7,840        8,098

Deductions from net assets
  Benefits
    American General Corporation common stock
      (143,763 shares in 1994 and 115,751 shares
      in 1993) .....................................       3,985        3,517
    Cash ...........................................          30           22
  Forfeitures ......................................         231          200
  Other ............................................           -           (2)
        Total deductions ...........................       4,246        3,737

        Net increase ...............................       3,594        4,361

Net assets available for benefits
  Beginning of year ................................      47,038       42,677

  End of year ......................................     $50,632      $47,038



The accompanying notes are an integral part of these financial statements.

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AMERICAN GENERAL AGENTS'
AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS


NOTE A--SIGNIFICANT ACCOUNTING POLICIES

The American General Agents' and Managers' Thrift Plan (the Plan) financial statements are prepared in conformity with generally accepted accounting principles.

Investments in American General Corporation (American General) common stock are reported at fair value based on published market prices. Short-term investments are reported at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. The cost of securities sold on the open market is determined using the average cost method. Dividends are recorded as income on ex-dividend dates, and interest income is recorded using the accrual method of accounting.

Contributions are recorded as income on the date that they become payable to the Plan.

Beginning in 1994, benefits paid to participants and related forfeitures are recorded upon distribution at the market value of the assets distributed or forfeited. Prior to this, benefits paid and related forfeitures were recorded at cost. This change was made to conform the Plan's accounting procedures with the predominant industry practice of recording benefits paid and related forfeitures at market value. The 1993 amounts have been restated to reflect this change in accounting principle which had no effect on net assets available for benefits.

Certain prior year amounts have been reclassified to conform with the current year presentation.


NOTE B--DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan, sponsored by American General, is a defined contribution plan currently offered to eligible agents and managers (sales employees) of American General Life and Accident Insurance Company (the Company), a wholly-owned subsidiary of American General, who have completed one year of service. The Plan provides for participant elective salary deferrals (participant pretax contributions) in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The cost of administering the Plan is paid by American General and the Company.
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AMERICAN GENERAL AGENTS'
AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS--Continued


NOTE B--DESCRIPTION OF THE PLAN--Continued

Investments

The Plan's investments are held in a bank-administered trust fund. The Plan's funds are invested in shares of American General common stock. Funds which have not yet been used to purchase American General common stock are temporarily invested in short-term investments. Income from these short-term investments is allocated to Plan participants based on current contributions.

Contributions

Agents and managers who elect to participate contribute, on a pretax basis, a basic amount equal to three percent of base pay. Effective January 1, 1994, participants may also make additional pretax contributions in an amount ranging from one to nine percent of base pay, subject to the contribution limitations discussed below. Prior to 1994, participants could make additional pretax contributions in an amount ranging from one to four percent of base pay. The Company contributes an amount equal to one-third of the basic contribution.

Participants  may  change  their   contribution  percentage  twice  each  year
effective on the first day of the first pay period of each month.

Contribution Limitations

For 1994 and 1995, the total amount of participant pretax contributions is limited to $9,240. Additionally, the total amount of annual participant and company contributions (including forfeitures) must not exceed the lesser of 25 percent of compensation or $30,000. During 1994 and 1995, the total amount of base pay that can be used in determining contributions under the Plan is $150,000.

ERISA and the IRC provide that plans, such as the American General Agents' and Managers' Thrift Plan, cannot discriminate in favor of highly compensated individuals. Certain highly compensated individuals will be required to receive refunds of any contributions in excess of the IRC Sections 401(k) and
(m) limits and all earnings attributable to such contributions. Highly compensated individuals are not allowed to make additional contributions if such contributions will adversely affect the Plan's nondiscrimination test under Sections 401(k) and (m). In 1993 and 1994, no refunds of contributions were necessary to comply with these laws.

Participant Accounts

Each participant's account is credited with the participant's and Company's contributions and an allocation of Plan earnings. Allocations of Plan earn-ings are based on participants' account balances. In 1993, participants employed on the last day of the Plan year also received an allocation of the remaining balance of forfeitures of participants who terminated prior to December 1, 1988, according to a formula set forth in the Plan.


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AMERICAN GENERAL AGENTS'
AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS--Continued


NOTE B--DESCRIPTION OF THE PLAN--Continued

The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately  vested in their contributions  plus the earnings
thereon.   Participants  become 100 percent  vested in the  remainder of their account after five years of service (as defined in the Plan).

Payment of Benefits

Upon termination of service, and if consented to by the participant (required only if the total value, both vested and nonvested, of the account exceeds $3,500 and the participant is under age 65), a participant will receive a distribution equal to the vested value of his or her account. A minimum distribution must be made after a participant reaches age 70-1/2, regardless of whether service has been terminated.

Forfeitures

Participants terminating employment on or after December 1, 1988 forfeit their nonvested interest in Company contributions on the earlier of (1) the distribution of the entire nonforfeitable portion of their account or (2) upon incurring a period of severance equal to five consecutive one-year breaks in service. Forfeitures occurring after 1993 are available to reduce future Company contributions. Participants terminating prior to December 1, 1988 forfeited their nonvested interest in company contributions upon incurring a period of severance equal to five consecutive one-year breaks in service. Amounts forfeited before December 1993 were allocated to the accounts of current participants through 1993.

Participants who terminate and are reemployed with a participating company before incurring five consecutive one-year breaks in service are entitled to their nonvested or forfeited amounts subject to certain provisions as stated in the Plan.

Plan Members

At December 31, 1994, 2,760 participants were actively contributing to the Plan.


NOTE C--PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to withdraw from the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.
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AMERICAN GENERAL AGENTS'
AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS--Continued


NOTE D--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Benefits processed and approved for payment, but not paid as of December 31, are recorded on Form 5500 but not in the financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

  In thousands
                                                             December 31,
                                                          1994          1993
  Net assets available for benefits per the
    financial statements ...........................    $50,632       $47,038
  Benefits payable to withdrawing participants .....       (190)          (98)
  Net assets available for benefits per
    Form 5500 ......................................    $50,442       $46,940

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

  In thousands
                                                             Year Ended
                                                         December 31, 1994
  Benefits paid to participants per the financial
    statements
      American General Corporation common stock ....           $3,985
      Cash .........................................               30
        Total benefits paid to participants per the
          financial statements .....................            4,015
  Benefits payable to withdrawing participants
    at December 31, 1994 ...........................              190
  Benefits payable to withdrawing participants
    at December 31, 1993 ...........................              (98)
      Benefits paid to participants per Form 5500 ..           $4,107


NOTE E--FEDERAL INCOME TAXES

On September 6, 1991, the Internal Revenue Service (IRS) issued a favorable determination that the Plan, as restated and amended effective November 14, 1990, is qualified under Section 401(a) of the IRC and, therefore, exempt under Section 501(a) from federal income taxes. American General has requested a favorable determination that the Plan, as subsequently restated and amended, continues to be qualified. Management believes a favorable determination letter will be received.

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AMERICAN GENERAL AGENTS'
AND MANAGERS' THRIFT PLAN

ASSETS HELD FOR INVESTMENT

AT DECEMBER 31, 1994


In thousands, except share amounts

                                                                        Fair
     Issuer                       Description                Cost       Value

American General           1,784,370 shares of common      $36,476     $50,408
  Corporation                stock

State Street Bank          Short-term investments in           308         308
  & Trust Company            money market fund
                                                           $36,784     $50,716



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AMERICAN GENERAL AGENTS'
AND MANAGERS' THRIFT PLAN

REPORTABLE TRANSACTIONS (A)

FOR THE YEAR ENDED DECEMBER 31, 1994


In thousands, except share amounts


                                                                  Amount of
  Party Involved                    Description                  Transaction

State Street Bank       Purchases of short-term investments         $7,229
  & Trust Company         in 67 transactions

State Street Bank       Sale or maturity of short-term                7,299
  & Trust Company         investments in 67 transactions

(B)                     199,998 shares of American General           5,604
                          Corporation common stock purchased
                          in 48 transactions

(B)                     94,167 shares of American General            2,603
                          Corporation common stock repurchased
                          from various individuals who withdrew
                          from or terminated participation
                          in the Plan in 61 transactions

(B)                     49,596 shares of American General            1,382
                          Corporation common stock distributed
                          to various individuals who withdrew
                          from or terminated participation in
                          the Plan in 35 transactions at a gain
                          of $389



(A) Reportable transactions are transactions or series of transactions in excess of five percent of the current value of Plan assets at the beginning of the year and are defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations.

(B)   Parties  involved are not presented,  as permitted by Section 2520.103-6
      (d)(1)(i) of the Department of Labor's Rules and Regulations.


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                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the American General Agents' and Managers' Thrift Plan Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                                AMERICAN GENERAL AGENTS' AND
                                                MANAGERS' THRIFT PLAN





June 28, 1995                                   AUSTIN P. YOUNG
                                                Austin P. Young, Member of
                                                the Administrative Board


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                                   Appendix

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                                    - 11 -
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                        Consent of Independent Auditors




We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-39201) pertaining to the American General Agents' and Managers' Thrift Plan of our report dated May 19, 1995, with respect to the financial statements and schedules of the American General Agents' and Managers' Thrift Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1994.



                                                             ERNST & YOUNG LLP




June 26, 1995
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